Exhibit 99.1
November 19, 2010
Range Resources Corporation
100 Throckmorton Street
Suite 1200
Fort Worth, TX 76102
ATTENTION: Mr. Alan W. Farquharson

SUBJECT:	Amended Report Letter
Reserves Audit of Internally Assigned Oil and Gas Reserves to the Interests of
Range Resources Corporation
In Certain Selected Properties
Pursuant to the Requirements of the
Securities and Exchange Commission
Effective December 31, 2009
Job 10.1163
     At the request of Range Resources Corporation (Range), Wright & Company, Inc. (Wright) has performed a reserves audit pursuant to 1209(a)(9) of Regulation S-K to estimate proved oil & gas reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by Mr. Alan W. Farquharson of Range. Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date and are pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC). Wright was requested to compare its results to the internal estimates made by Range as of December 31, 2009. It is the understanding of Wright that the purpose of this reserves audit was to opine as to the reasonableness of Range’s internal projections, in the aggregate, of the selected properties.
     The properties evaluated in this report are located in the states of Ohio, Pennsylvania and Virginia. According to Range the total proved reserves subject to this evaluation and reasonableness opinion represent approximately 52 percent of Range’s reported Total Proved reserves.
     Range provided to Wright their internal total summaries for the certain evaluated properties by reserves categories. Range internally estimated net reserves, future net cash flows, and discounted net cash flows as of December 31, 2009, the results of which are summarized in the following table:

Mr. Alan W. Farquharson
Range Resources Corporation
November 19, 2010

			Total	Total
Range Resources	Proved Developed		Proved	Proved	Total
Corporation	Producing	Nonproducing	Developed	Undeveloped	Proved
SEC Parameters	(PDP)	(PNP)	(PDP & PNP)	(PUD)	(PDP, PNP & PUD)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	5,050.524	15.330	5,065.854	6,232.877	11,298.731
Gas, MMcf:	607,905.126	23,901.088	631,806.214	737,355.923	1,369,162.137
Plant, Mbbl:	9,547.481	193.566	9,741.047	19,441.828	29,182.875
Gas Equivalent, MMcfe (6 Mcf = 1 bbl)	695,493.156	25,154.464	720,647.620	891,404.153	1,612,051.773
Cash Flow (BTAX), M$ Undiscounted:	1,854,928.367	56,603.823	1,911,532.190	1,757,615.787	3,669,147.977
Discounted at 10% Per Annum:	880,823.278	18,838.927	899,662.205	339,977.323	1,239,639.528
     Wright’s projections of the net reserves and cash flow to the evaluated interests in the certain selected properties are summarized in the following table by reserves category, effective December 31, 2009.

			Total	Total
	Proved Developed		Proved	Proved	Total
Wright & Company, Inc.	Producing	Nonproducing	Developed	Undeveloped	Proved
SEC Parameters	(PDP)	(PNP)	(PDP & PNP)	(PUD)	(PDP, PNP & PUD)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	4,788.367	14.411	4,802.778	5,667.440	10,470.218
Gas, MMcf:	592,211.186	27,139.702	619,350.888	736,041.014	1,355,391.902
Plant, Mbbl:	9,778.374	187.204	9,965.578	20,552.344	30,517.922
Gas Equivalent, MMcfe (6 Mcf = 1 bbl)	679,611.632	28,349.392	707,961.024	893,359.718	1,601,320.742
Cash Flow (BTAX), M$ Undiscounted:	1,825,750.035	65,804.905	1,891,554.940	1,742,007.009	3,633,561.949
Discounted at 10% Per Annum:	882,398.207	21,523.653	903,921.860	314,623.883	1,218,545.743
     Comparing the results found in the previous tables of Range’s and Wright’s independent evaluations, the aggregate percentage difference between the reserves estimates is approximately one (1) percent based on gas equivalent volumes. Based upon the results of Wright’s evaluation, it is Wright’s conclusion that Range’s estimates of proved reserves are, in the aggregate, reasonable.
     Proved oil and gas reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating

Mr. Alan W. Farquharson
Range Resources Corporation
November 19, 2010

methods, and government regulations. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $3.87 per Million British Thermal Units (MMBtu) for natural gas at Henry Hub, LA, and $60.85 per barrel for West Texas Intermediate oil at Cushing, OK. These benchmark prices were adjusted for energy content, quality and basis differential, as appropriate. With the appropriate adjustments applied, the average adjusted product prices used to estimate proved reserves are $3.33 per Mcf and $50.51 per barrel. Prices for oil and gas were held constant for the life of the properties.
     Oil and other liquid hydrocarbons are expressed in thousands of United States (U.S.) barrels (Mbbl), one barrel equaling 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.
     The estimates of reserves contained in this report were determined by accepted industry methods and the procedures used in this evaluation are appropriate for the purpose served by the report. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR). These calculations are often based upon limited log and/or core analysis data and incomplete reservoir fluid and rock formation data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves. Wright has used all methods and procedures as it considered necessary under the circumstances to prepare this report.
     Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and country taxes, operating expenses, and investments as as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The cash flow (BTAX) was discounted at an annual rate of 10.00 percent (PCT) in accordance with the reporting requirements of the SEC.
     Oil and gas reserves were evaluated for the proved developed producing (PDP), proved developed non-producing (PNP) and proved undeveloped (PUD) reserves categories. The summary classification of total proved reserves combines the PDP, PNP and PUD categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. Wright is not aware of any local, state, or federal regulations that would preclude Range from continuing to produce from currently active wells or to fully develop those properties included in this report.
     There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. Oil and gas reserves estimates must be recognized as a subjective process that cannot be measured in an exact way and estimates of others might differ

Mr. Alan W. Farquharson
Range Resources Corporation
November 19, 2010

materially from those of Wright. The accuracy of any reserves estimate is a function of quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates, or changes in the analogous properties, may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that ultimately are recovered.
     All data utilized in the preparation of this report were provided by Range. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by Range with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by Range with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments for drilling the undeveloped locations. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.
     It should be noted that neither salvage values nor abandonment costs were included in the economic parameters in accordance with the instructions of Range. It was assumed that any salvage value would be directly offset by the cost to abandon the property. Wright has not performed a detailed study of the abandonment costs or the salvage values and offers no opinion as to Range’s assumptions.
     No consideration was given in this report to potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential liability for restoration and to clean up damages, if any, caused by past or future operating practices.
     Wright is an independent petroleum consulting firm founded in 1988 and does not own any interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of Range; nor does Wright or any of its employees have direct financial interest in Range. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.
     This report was prepared for the information of Range and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of Range This report is also intended for public disclosure and for use in filings made by Range with the SEC.
     The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information discussed in this report meet the standards of Reserves

Mr. Alan W. Farquharson
Range Resources Corporation
November 19, 2010

Auditor as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.
     It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours, Wright & Company, Inc.
By:	/s/ D. RANDALL WRIGHT
D. Randall Wright
President